Exhibit H-2

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE


SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-     )
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Filings under the Public Utility Holding Company Act of 1935, as amended
("Act")

     September   , 2000
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     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
October   , 2000 to the Secretary, Securities and Exchange Commission,
        --
Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued
in the matter. After October   , 2000, the application(s) and/or declaration(s),
                             --
as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

ALLIANT ENERGY CORPORATION, ET AL.  (70-9455)
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     Alliant Energy Corporation ("Alliant Energy"), a registered holding company, whose principal executive offices are at 222 West Washington Avenue, Madison, Wisconsin 53703, its wholly-owned non-utility subsidiary, Alliant Energy Resources, Inc. ("AER"), and Alliant Energy's other direct and indirect non-utility subsidiaries (many of which are held by AER) have filed a Post-Effective Amendment to their Application or Declaration in the above-referenced proceeding designating Sections 6(a), 7, 9(a), 10, 12(b) and 32(h) of the Act and Rules 45, 53 and 54 thereunder as applicable to the proposed transaction.

     Alliant Energy's public-utility subsidiaries are Wisconsin Power and Light Company, South Beloit Water, Gas & Electric Company, Interstate Power Company, and IES Utilities Inc. Together, these companies provide public-utility service to approximately 919,000 electric and 393,000 retail gas customers in parts of


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Wisconsin, Iowa, Minnesota, and Illinois. AER serves as the holding company for most of Alliant Energy's non-utility subsidiaries and investments.

     By order dated August 26, 1999 in this proceeding (Holding Co. Act Release No. 27069) (the "Financing Order"), Alliant Energy and AER were authorized to engage in a program of external and intrasystem financing and other related transactions for the period through December 31, 2001 (the "Authorization Period"). Among other specific approvals granted under the Financing Order, the Commission authorized Alliant Energy to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support (collectively "Guarantees") with respect to the obligations of any of its utility or non-utility subsidiaries (collectively, "Subsidiaries") as may be appropriate to enable any Subsidiary to carry on in the ordinary course of business, in an aggregate amount not to exceed $600 million outstanding at any one time. 1 The Commission also authorized AER or any present or future non-utility subsidiary ("Non-Utility Subsidiary") of AER to acquire or construct in one or more transactions non-utility energy assets in the United States, including natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities (collectively, "Energy Assets"), that would be incidental to the oil and gas exploration and production and energy marketing, brokering and trading operations of AER's subsidiaries. Non-Utility Subsidiaries were authorized to invest up to $125 million in Energy Assets during the Authorization Period or in the equity securities of existing or new companies substantially all of whose physical properties consist or would consist of Energy Assets. In addition, the Commission authorized Alliant Energy and any of its Non-Utility Subsidiaries, including AER, to acquire the equity securities of one or more entities ("Financing Subsidiaries") organized specifically for the purpose of facilitating the financing of the activities of the Non-Utility Subsidiaries, but reserved jurisdiction over the transfer of the proceeds of any financing by a Financing Subsidiary to Alliant Energy, pending completion of the record.

     Alliant Energy, AER and the Non-Utility Subsidiaries are now requesting certain modifications to the Financing Order. Specifically, the applicants request (a) an increase from $600 million to $1 billion in the amount of Guarantees Alliant Energy may issue at any one time, (b) authority to invest an additional $220 million in Energy Assets, and (3) a release of jurisdiction previously reserved over the transfer of proceeds of financing by any Financing Subsidiary to Alliant Energy.

     Currently, Alliant Energy states that it has provided Guarantees for obligations of Subsidiaries in an aggregate principal or face amount of $291.8 million. As its non-utility operations continue to expand, Alliant Energy


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     1    The Guarantees authorized in this proceeding are separate from and in addition to guarantees provided by Alliant Energy in accordance with the terms of the Commission's order dated December 18, 1998 (Holding Co. Act Release No. 26956) in File No. 70-9317, which primarily support AER's commercial paper program.


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projects the need to provide Guarantees in an aggregate principal or face amount up to $1 billion at any time outstanding. Alliant Energy states that, because of the temporary nature of many Guarantees and the low likelihood that it would ever be called upon to pay significant amounts under such Guarantees, individually or in the aggregate, it does not believe that the requested increase in Guarantees will expose it or its Subsidiaries to improper risks.

     AER states that two indirect wholly-owned subsidiaries of AER, Whiting Petroleum Corporation ("Whiting Petroleum") and Alliant Energy Industrial Services, Inc., had invested an aggregate of $106.3 million in Energy Assets. AER anticipates that this level of investment activity in Energy Assets, particularly by Whiting Petroleum, will continue for the foreseeable future. Accordingly, during the remainder of the Authorization Period, AER is requesting authorization to invest through Non-Utility Subsidiaries an additional $220 million in Energy Assets or in the equity securities of existing or new companies substantially all of whose physical properties consist or would consist of Energy Assets.

     Finally, Alliant Energy is asking the Commission to release jurisdiction reserved under the Financing Order over the transfer of financing proceeds by any Financing Subsidiary to Alliant Energy. Alliant Energy asserts that, in a case decided subsequent to the date of the Financing Order, 2 the Commission has addressed the legal basis for permitting such upstream transfers of funds from a financing entity to a registered holding company.

     The applicants are not requesting any other changes to the terms, conditions and restrictions set forth in the Financing Order.


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     2    See The Southern Company, Holding Co. Act Release No. 27134
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(Feb. 9, 2000).


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